A KW
3/12/14

14046926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-65299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LavaFlow Inc[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich, 29th floor
(No. and Street)

New York (City) N.Y. (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of New York)
) SS:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached statement of financial condition as of December 31, 2013 pertaining to LavaFlow, Inc. is true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached statement of financial condition as of December 31, 2013 will promptly be made available to LavaFlow, Inc. and subsidiary members whose signatures do not appear below.

Ramsey Saliba
Ramsey Saliba
Chief Financial Officer

Anita M Lanese
Notary Public
Subscribed and sworn to before me this 19TH day of February 2014

ANITA M LANESE
Notary Public - State of New York
NO. 01LA6104684
Qualified in New York County
My Commission Expires 01/26/2016

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

LAVAFLOW, INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm)

LAVAFLOW, INC.

Table of Contents

This report contains (check all applicable boxes):**

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
LavaFlow, Inc.:

We have audited the accompanying statement of financial condition of LavaFlow, Inc. (a wholly owned subsidiary of Citigroup Financial Products Inc.), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of LavaFlow, Inc. as of December 31, 2013 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 26, 2014

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

LAVAFLOW, INC.

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	52,463,767
Restricted cash		500,000
Receivables from affiliates		9,144
Receivables from broker dealers and exchanges		7,796,718
Deposits with clearing organizations		4,390,000
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $101,380,826		1,191,757
Intangible assets, net		1,064,675
Deferred tax asset		28,959,214
Other assets		272,837
Total assets	$	96,648,112

Liabilities and Stockholder's Equity

Liabilities:		
Payables to affiliates	$	8,171,731
Accounts payable and accrued expenses		15,351,372
Total liabilities		23,523,103
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding 1,000 shares		10
Additional paid-in capital		107,909,312
Retained earnings (deficit)		(34,784,313)
Total stockholder's equity		73,125,009
Total liabilities and stockholder's equity	$	96,648,112

See accompanying notes to statement of financial condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

LavaFlow, Inc., (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc., (the Parent) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (the FINRA).

The Company is authorized to perform trade-matching activities in the equities market and to operate the LavaFlow Electronics Communications Network (ECN). Under a SEC No-Action Letter dated January 11, 2006 and renewed on June 28, 2006, the Company can charge market participants a fee for accessing their quote. The SEC notes that Rule 610(c) of Regulation NMS, 17 CFR 242.610(c), generally limits the fee that a trading center may charge for accessing a protected quotation to no more than $0.003 per share. The Company currently pays a rebate of $0.0033 per displayed share executed if a subscriber adds liquidity greater than or equal to 0.20% of the Total Consolidated Volume (TCV), a rebate of $0.0030 per displayed share executed if a subscriber adds liquidity greater than or equal to 0.13% of TCV, a rebate of $0.0027 per displayed share executed if a subscriber adds liquidity greater than or equal to 0.017% of TCV, and a rebate of $0.0024 per displayed share executed if a subscriber adds liquidity less than 0.017% of TCV. A subscriber is subject to an additional rebate of $0.0003 per displayed share if they add liquidity greater than or equal to 0.41% of TCV, or an additional rebate of $0.0002 per displayed share if a subscriber adds liquidity greater than or equal to 0.017% of TCV and either designate their order as Retail or maintains a 3:1 quote-to-trade ratio (QTR) as defined in the LavaFlow Pricing Schedule. The Company currently pays a rebate of $0.0024 per hidden share for shares executed that adds hidden liquidity greater than or equal to 0.04% of TCV, a rebate of $0.0020 per hidden share for shares executed that adds hidden liquidity greater than or equal to 0.0125% of TCV, and a rebate of $0.0010 per hidden share for shares executed that add hidden liquidity less than 0.0125 of TCV. The Company charges a fee of $0.0030 per share for shares executed that remove liquidity. For securities priced below $1, the Company pays a rebate of $0.00004 per share executed if a subscriber adds liquidity greater than 0.20% of TCV, no rebate or fee if a subscriber adds liquidity less than 0.20% of TCV, and The Company charges 0.3% of the total dollar value of shares executed that remove liquidity. In this context adding liquidity generally refers to orders sent to the ECN at a price which is not immediately executable and that posts to the ECN's order book, while removing liquidity generally refers to orders sent to the ECN at a price which is immediately executable against an order resting on the ECN's order book.

The Company also is approved to self-clear its equities trades. The Company does not provide retail brokerage services.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(c) ***Restricted Cash***

The Company has a deposit at a financial institution that is required as part of an agreement with FINRA to provide futures services.

(d) ***Receivables from Broker Dealers and Exchanges***

The Company has unsecured receivables from brokers and dealers, exchanges and ECN's. The Company records reserves for uncollected balances that are greater than 120 days old equal to the uncollected balance.

(e) ***Use of Estimates***

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The Company uses estimates in analyzing the carrying value and need for impairment charges related to intangible assets and potential provisions for losses that may arise from credit related exposures on receivables from broker dealers and exchanges. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(f) ***Concentration of Credit Risk***

The Company maintains its cash accounts with two banking institutions. The total cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per each financial institution. At December 31, 2013, the Company had cash balances on deposit that exceeded the fully insured amounts by $51,963,767.

(g) ***Property, Equipment and Leasehold Improvements***

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate.

(h) ***Intangible Assets***

Intangible assets deemed by the Company to have indefinite lives are not amortized, but are subject to annual impairment tests. The Company performed the required impairment test in December 2013 of its indefinite-lived intangible assets which was deemed to not have been impaired. The intangible asset is for an Alternative Trading System (ATS) license required to operate an ECN.

(Continued)

(2) Deposits with Clearing Organizations

The Company has a $4,380,000 deposit with the National Securities Clearing Corp. and a $10,000 deposit with the Depository Trust & Clearing Corp. (the DTCC), the organizations of which it is a member to self-clear.

(3) Related Party Transactions

(a) Receivables from and Payable to Affiliates

Receivable from and payable to affiliates represent noninterest bearing receivables/payables resulting from payment of payroll and vendor expenditures on behalf of the Company and cost reimbursement for services rendered for the benefit of the affiliates. The balances are settled monthly.

(4) Stock Award Programs

The Company, through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted stock award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted each year vest 25% per year over four years. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted to retirement-eligible employees. The charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

(5) Income Taxes

The operation of the Company is subject to U.S. federal income tax. During 2013, the tax sharing agreement with CGMHI was terminated and the Company became a party to the tax sharing agreement with Citigroup Inc. Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, State and Local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup

throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return of Citigroup and the combined New York State and City Article 9A return of Citigroup Global Markets Holdings Inc. and combined subs and Citigroup Inc.

In conjunction with this new arrangement, the Company received a non-cash contribution of $19,885,731 for deferred taxes.

During the year, the Company received $2,504,973 and $9,100,000 in income taxes from the Parent and Citigroup Inc, respectively.

Deferred income taxes at December 31, 2013 related to the following:

Deferred tax assets:		
Depreciation/amortization	$	18,216,855
Compensation		356,826
Contingency reserves		32,052
Capitalized expense		410,680
Prepaid expenses, employee benefits and litigation		1,180,434
Tax carryforwards		8,762,367
	$	28,959,214

The Company has no valuation allowance on deferred tax assets at December 31, 2013. Although realization is not assumed, the Company believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates, subject to the utilization of tax attributes at the Citigroup Inc. consolidated level, and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The Company maintains no tax reserves for uncertain tax positions under FASB ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2009
New York State and City	2006

(6) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items.

In addition, the Company is contractually obligated by the DTCC to maintain a minimum of $500,000 in excess of the SEC net capital requirement. The total DTCC capital requirement was $750,000 at December 31, 2013.

At December 31, 2013, the Company had net capital of $32,783,734, which exceeded its SEC required net capital by $32,533,734 and the DTCC's requirement by $32,033,734.

(7) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2013 that would require recognition or disclosure in this statement of financial condition through February 26, 2014, which is the date the statement of financial condition was available to be issued. No such transactions required recognition in the statement of financial condition for the year ended December 31, 2013.